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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F X             Form 40-F
                                --                     --

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes                    No X
                                --                     --

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 20, 2004                     ASHANTI GOLDFIELDS COMPANY LIMITED



                                            By:  /s/ Ernest Abankroh
                                               -----------------------
                                            Name:  Ernest Abankroh
                                            Title: Company Secretary

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                                 [ASHANTI LOGO]


                     P  R  E  S  S      R  E  L  E  A  S  E
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                                           20 February 2004

                                  MERGER UPDATE

Ashanti Goldfields Company Limited ("Ashanti") notes the announcement by AngloGold Limited ("AngloGold") earlier today that it has signed a stability agreement with the Government of Ghana, details of which were announced by AngloGold on 12 December 2003. Ashanti has today filed an application with the High Court of the Republic of Ghana (the "High Court") to convene the meeting at which Ashanti shareholders will consider and vote on the scheme of arrangement required to implement the merger (the "Scheme Meeting"). If Ashanti shareholders approve the merger at the Scheme Meeting then the High Court will be asked to confirm the scheme of arrangement at a subsequent hearing (the "Court Hearing"). Documents describing the merger and the scheme of arrangement will be posted to shareholders as soon as practicable once the dates for the Scheme Meeting and Court Hearing have been scheduled. It is currently anticipated that the Scheme Meeting will take place in early April and the merger with AngloGold will be completed by the end of April.

Ashanti shareholders are reminded that there can be no assurance that the merger with AngloGold will be completed. The implementation of the merger remains subject to, amongst other things, the approval by Ashanti shareholders and the confirmation of the scheme by the High Court.

End

For further information contact:

Ashanti Goldfields Company Limited
Srinivasan Venkatakrishnan (Venkat)                    Tel:     +233 21 778 171
Kwaku Akosah-Bempah                                    Tel:     +233 21 778 173

Grandfield
UK Investors and Media
Charles Cook                                           Tel:     +44 20 7417 4170
Matthew Jervois

The Global Consulting Group
North American Contact
Allan Jordan                                           Tel:     +1 646 284 9452

CIBC World Markets
Andy Quinn                                             Tel:     +44 20 7234 6000

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Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20-F/A for the year ended 31 December 2002, filed with the Commission on 17 June 2003.

Ashanti does not undertake any obligation to update publicly any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.